U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                     Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


[ ] Check this box if no longer
    subject to Section 16.  Form 4
    or Form 5 obligations may
    continue.  See Instruction 1(b).


1.   Name and Address of Reporting Person
     Noble          George            C.
     (Last)         (First)        (Middle)

     7226 Second Street
                    (Street)

     Lakeport       Michigan       48059
     (City)         (State)        (Zip)


2.   Issuer Name and Ticker or Trading Symbol
     SEMCO Energy, Inc. as of April 24, 1997 -- SMGS
     Formerly Southeastern Michigan Gas Enterprises, Inc. -- SMGS

3.   IRS or Social Security Number of Reporting Person (Voluntary)



4.   Statement for Month/Year
     June 1997


5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)
     [ ] Director                       [ ] 10% Owner
     [X] Officer (give title below)     [ ] Other (specify below)

                                 Vice President
                       -----------------------------------


7.   Individual or Joint/Group Filing (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of        2. Trans-       3. Trans-      4. Securities Acquired (A)     5. Amount of        6. Owner-         7. Nature
   Security           action          action         or Disposed of (D)             Securities          ship              of In-
   (Instr. 3)         Date            Code           (Instr. 3, 4 and 5)            Beneficially        Form:             direct
                                      (Instr.     --------------------------        Owned at            Direct            Bene-
                      (Month/         8)                      (A)                   End of              (D) or            ficial
                       Day/        ----------                  or                   Month               Indirect          Owner-
                       Year)       Code    V       Amount     (D)     Price         (Instr. 3           (I)               ship
                                                                                    and 4)              (Instr. 4)        (Instr. 4)
----------------   --------------  ----   ---     --------    ---    -------     ------------------  ----------------  -------------
Common Stock                                                                     3,731.76                 I            By ESOT
                                                                                                                       Trust
Common Stock                                                                     1,153.76                 I            By ESOT
                                                                                                                       Trust for
                                                                                                                       Spouse
Common Stock                                                                     2,471.5845               I            By Spouse
                                                                                                                       Trust
Common Stock       06/15/97         P             2.2535       A     $17.75      67.9253                  I            By Spouse as
                                                                                                                       Custodian<F1>

<F1>
These shares are held by spouse as custodian for certain step-grandchildren of the reporting person.  The reporting person disclaims beneficial ownership of these shares.

                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
1.         2.        3.        4.         5.                 6.              7.              8.        9.        10.       11.
Title of   Conver-   Trans-    Transac-   Number of Deriv-   Date Exer-      Title and       Price     Number    Owner-    Nature
Deriva-    sion or   action    tion Code  ative Securities   cisable and     Amount of       of        of Deriv- ship      of In-
tive       Exercise  Date      (Instr.    Acquired (A) or    Expiration      Underlying      Deriv-    ative     Form      direct
Security   Price of  (Month/   8)         Disposed of (D)    Date            Securities      ative     Secur-    of De-    Bene-
(Instr.    Deriv-    Day/                 (Instr. 3, 4,      (Month/Day/     (Instr. 3       Secur-    ities     rivative  ficial
3)         ative     Year)                and 5)             Year)           and 4)          ity       Bene-     Secu-     Own-
           Security            ---------- ------------------ --------------- --------------- (Instr.   ficially  ity:      ership
                                                                                             5)        Owned     Direct    (Instr.
                                                                                      Amount           at End    (D) or    4)
                                                             Date                     or               of        Indi-
                                                             Exer-   Expir-           Num-             Month     rect (I)
                                                             cis-    ation   Title    ber of           (Instr.   (Instr.
                               Code   V      (A)      (D)    able    Date             Shares           4)        4)
---------- --------- --------- ----- ---- --------  -------- ------- ------- -------- ------ --------- --------- --------- --------
Stock      $17.14    May 1,    A     V    3,675                      May 1,  Common   3,675
Option     <F1>      1997                 <F1>               <F2>    2007    Stock    <F1>   0         3,675     D

Stock      $17.14    May 1,    A     V    1,050                      May 1,  Common   1,050                                By
Option     <F3>      1997                 <F3>               <F4>    2007    Stock    <F3>   0         1,050     I         Spouse

<F1>
The option granted on May 1, 1997 was for 3,500 common shares at an exercise price of $18.00 per share, but was adjusted to reflect the 5% stock dividend paid May 15, 1997.
<F2>
The option vests in three equal annual installments beginning on May 1, 1998.
<F3>
The option granted on May 1, 1997 was for 1,000 common shares at an exercise price of $18.00 per share, but was adjusted to reflect the 5% stock dividend paid May 15, 1997.
<F4>
The option vests in three equal annual installments beginning on May 1, 1998.

Explanation of Responses:
See footnotes above.
                                   George C. Noble          July 2, 1997
                                   ----------------------   -----------------
                                   **Signature of                Date
                                     Reporting Person
**Intentional misstatements or
  omissions of facts constitute
  Federal Criminal Violations.
  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).